ESKUAD, INC. THE CORPORATION FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020.

(Unaudited)

ESKUAD, INC. THE CORPORATION
Balance Sheets

Balance Sheet
As of December 31, 2021 / As of December31, 2020

	Total	
	As of Dec, 2021	**As of Dec, 2020 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
11100 SVB Operating X1394	73,717.69	0.00
11300 Brex Cash X9507	10,112.59	0.00
Total Bank Accounts	**83,830.28**	**0.00**
Other Current Assets		
13100 Due from Founders	80.00	80.00
14100 Prepaid Expenses	4,296.43	0.00
Total Other Current Assets	**4,376.43**	**80.00**
Total Current Assets	**88,206.71**	**80.00**
Other Assets		
14400 Security Deposit	2,368.77	0.00
Total Other Assets	**2,368.77**	**0.00**
TOTAL ASSETS	**$90,575.48**	**80.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21100 Accounts Payable	1,569.00	0.00
Total Accounts Payable	**1,569.00**	**0.00**
Credit Cards		
21200 Brex Credit Card	66.64	0.00
Total Credit Cards	**66.64**	**0.00**
Other Current Liabilities		
22310 Accrued Interest	1,444.45	0.00
23100 Short-Term Notes Payable	0.00	0.00
Total Other Current Liabilities	**1,444.45**	**0.00**
Total Current Liabilities	**3,080.09**	**0.00**
Long-Term Liabilities		
25200 Long-Term Notes Payable	100,000.00	0.00
Total Long-Term Liabilities	**100,000.00**	**0.00**
Total Liabilities	**103,080.09**	**0.00**
Equity		
31250 Contributed Capital, Stock Warrant	20,080.00	80.00
32000 Retained Earnings	0.00	0.00
Net Income	-32,584.61	0.00
Total Equity	**-12,504.61**	**80.00**
TOTAL LIABILITIES AND EQUITY	**$90,575.48**	**$80.00**

ESKUAD, INC. THE CORPORATION

Statement of Operations

Statement of Operations

January – December 2021 / January - December 2020

	Jan -Dec 2021	Jan - Dec 2020 (PY)
INCOME		
41100 Sales	2,638.65	0.00
Total Income	**2,638.65**	**0.00**
GROSS PROFIT	**2,638.65**	**0.00**
EXPENSES		
61500 Employee Benefits – Meals	772.39	0.00
62200 Travel – Transportation	33.12	0.00
64100 Office Supplies	297.81	0.00
64400 Bank Charges & Fees	3.60	0.00
65200 Tradeshow & Events	509.00	0.00
67300 Equipment < $2,500	2,365.67	0.00
67400 Software Subscription	895.00	0.00
67500 Hosting Services	20.99	0.00
68100 Professional & Consulting Fees	6,999.37	0.00
68300 Legal Corporate	13,102.60	0.00
69100 Rent	7,757.42	0.00
69300 Utilities	471.84	0.00
Total Expenses	**33,228.81**	**0.00**
NET OPERATING INCOME	**-30,590.16**	**0.00**
OTHER EXPENSES		
72100 Interest on Convertible Promissory Notes	1,444.45	0.00
81100 Taxes Corporate	550.00	0.00
Total Other Expenses	**1,994.45**	**0.00**
NET OTHER INCOME	**-1,994.45**	**0.00**
NET INCOME	**$-32,584.61**	**$0.00**

ESKUAD, INC. THE CORPORATION

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional Paid-in cash	Retained earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, January 1, 2021	8,000,000	$80.00				$0.00	$80.00
Contributions	2,000,000	$0.00			$20,000.00	-$32,584.61	-$12,584.61
Other comprehensive gain/(loss)	1,196,428	$0.00					
Net Income	3,196,428	$0.00			$20,000.00	-$32,584.61	-$12,504.61
Ending Balance, December 31, 2021	**11,196,428**	**$80.00**			**$20,000.00**	**-$32,584.61**	**-$12,504.61**

ESKUAD, INC. THE CORPORATION
Statement of Cash Flows

Statement of Cash Flows
January – December 2021 / January - December 2020

	2021	Total 2020
OPERATING ACTIVITIES		
Net Income	-32,584.61	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
14100 Prepaid Expenses	-4,296.43	0.00
21100 Accounts Payable	1,569.00	0.00
21200 Brex Credit Card	66.64	0.00
22310 Accrued Interest	1,444.45	0.00
23100 Short-Term Notes Payable	100,000.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**98,783.66**	**0.00**
Net cash provided by operating activities	**66,199.05**	**0.00**
INVESTING ACTIVITIES		
14400 Security Deposit	-2,368.77	0.00
Net cash provided by investing activities	**-2,368.77**	**0.00**
FINANCING ACTIVITIES		
31250 Contributed Capital, Stock Warrant	20,000.00	0.00
Net cash provided by financing activities	**20,000.00**	**0.00**
NET CASH INCREASE FOR PERIOD	**83,830.28**	**0.00**
CASH AT END OF PERIOD	**$83,830.28**	**0.00**

ESKUAD, INC. THE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Eskuad, Inc. The Corporation (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile-first field data platform and the revenue comes from a per user per month subscription model paid by companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank accounts and prepaid expenses.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.